FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

Suite 507 - 1540 West 2nd Avenue
Vancouver, BC, Canada, V6J 1H2

Item 2: Date of Material Change:

January 11, 2010

Item 3: News Release:

A news release dated and issued on January 11, 2010 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

 WESTERN STANDARD OPTIONS GOLDEN SUMMIT PROJECT IN ALASKA

Item 5: Full Description of Material Change:

Vancouver – Monday, January 11, 2010 – Freegold Ventures Limited – ITF: TSX (“Freegold”) and Western Standard Metals Ltd. – WSM: TSX.V (“Western Standard”) are pleased to announce that they have signed an Option Agreement whereby Western Standard may earn a 50% interest in the Golden Summit Project (“Project”), which is located in east central Alaska. The Project is host to a number of gold occurrences that are similar in age and style to several nearby multi-million ounce intrusion related gold deposits including Fort Knox, True North and Ryan Lode.

The Golden Summit Project is located in the Tintina Gold Belt, Fairbanks Mining District where over 9.5 million ounces of placer gold have been recovered since the area was discovered in 1902. Streams draining the Project account for over 6.75 million ounces of this gold and over 0.5 million ounces of lode gold have been recovered from underground mines, mostly before 1942. There are more than 80 occurrences that have been identified on the Project.

The Project is located 32 kilometres north of Fairbanks, Alaska and is comprised of 14 patented Federal lode claims, 76 unpatented Federal load claims and 83 State of Alaska mining claims covering approximately 2,194 hectares.

The Project is underlain by rocks of the Yukon-Tanana Terrane consisting of Paleozoic metavolcanic and metasedimentary rocks of the Cleary Sequence and Fairbanks Schist, which are in thrust contact and interleaved with eclogite and amphibolite facies rocks of the Chatanika Terrane. Bedrock geology is dominated by east-northeast trending lithological and structural features. The above rocks are cut by mid-Cretaceous intrusive rocks that range in composition from diorite to granite. These intrusive rocks are thought to be spatially and genetically related to mineralization on the Project. Gold mineralization occurs in a number of different geological settings including: discrete quartz veins and stockworks within shear zones, replacement zones and skarn within calcareous rocks, and as disseminations within intrusive rocks. Geochemically the gold mineralization is commonly associated with a distinct suite of one or more of the following elements: bismuth, tellurium, tungsten, arsenic, antimony, copper, mercury, silver, lead and zinc.

Freegold acquired an interest in the Golden Summit Project in 1991 and since then has conducted numerous exploration programs consisting of mapping, soil sampling (7,729 samples), trenching (5,500m), lithogeochemistry, geophysics, and reverse circulation and diamond drilling (26,900m). This work has identified a number of significant gold occurrences and/or found extensions to mineralization adjacent to historic mines, however a number of targets remain untested or have been tested by limited exploration. Exploration targets with significant potential include from west to east: Tolovana-Dolphin deposit, Newsboy Mine, Cleary Hill Mine, American Eagle Vein Swarm and Hi Yu Mine. Selected drill intersections from some of these deposits are presented in Table 1.

Table 1: Selected drill intersections from the Golden Summit Project, Alaska.

Drill Hole	Area	From (m)	To (m)	Interval (m)	Gold (g/t)
TLD0404	Tolovana-Dolphin	93.27	182.88	89.61	1.07
TLD9801	Tolovana-Dolphin	31.39	285.90	254.51	0.73
TLR9504	Tolovana-Dolphin	39.62	144.78	105.16	1.64
TLR9505	Tolovana-Dolphin	3.05	77.72	74.67	0.72
TLR9506	Tolovana-Dolphin	1.52	92.62	91.10	1.90
TLR9507	Tolovana-Dolphin	18.29	73.15	54.86	1.22
TLR9610	Tolovana-Dolphin	59.44	146.00	86.56	1.02
TLR9626	Tolovana-Dolphin	80.77	126.49	45.72	4.33
CHD9704	Cleary Hill	111.25	166.42	55.17	1.95
CHD9801	Cleary Hill	89.61	244.45	153.01	0.72
CHD0301	Cleary Hill	12.50	137.01	124.51	1.02
GSDC0801	Cleary Hill	78.94	102.11	23.17	1.19
GSDC0804	Cleary Hill	2.13	20.73	18.60	1.62
		90.53	96.62	6.09	1.85
GSDC0816	Cleary Hill	4.72	33.83	29.11	1.32

Access to the Project area is by the paved Steese Highway and privately maintained gravel roads allow easy access to most of the property on a year round basis. Infrastructure includes high voltage electrical power lines, land telephone lines and a cellular phone service. The greater Fairbanks area supports a population of approximately 75,000 people from which the Project can obtain skilled labour and services. Fairbanks has an International Airport with daily service to the lower 48-states and rail connects Fairbanks to Anchorage, a port city. Mining operations such as Kinross Gold’s Fort Knox milling and valley leach operation can be conducted on a year-round basis.

Western Standard has the option to earn a 50% interest in the Project by paying Freegold CAD$300,000 on execution and by incurring exploration expenses of US$5,750,000 over four years according to the schedule shown in Table 2. Western Standard will be the operator of the Project until such time as the option is fulfilled and a joint venture is formed.

Table 2: Exploration Expenses

Anniversary Date	Exploration Expenditures
December 31, 2010	US$750,000
December 31, 2011	US$1,000,000
December 31, 2012	US$1,500,000
December 31, 2013	US$2,500,000
TOTAL	US$5,750,000

Western Standard plans an exploration program consisting of data compilation, verification and target generation to identify areas for drilling in 2010. Initial drilling will be focused on extending the near surface intrusion hosted gold mineralization intersected in historic drill holes at the Tolovana-Dolphin deposit. The Company is targeting large, bulk mineable zones in their exploration program.

Information in this News Release was extracted from Technical Reports written by a Qualified Person and a drill hole database supplied to the Company by Freegold. Walter Melnyk, P.Eng., President of Western Standard Metals Ltd., is a Qualified Person as defined by National Instrument 43-101 and has reviewed the technical disclosure contained in this News Release.

Curtis J. Freeman, M.Sc. Geological Consultant to Freegold Ventures Limited is a Qualified Person as defined by National Instrument 43-101 and has reviewed the technical disclosure contained in this News Release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th day of January 2010